UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

In the Matter of SCANA Corporation          CERTIFICATE PURSUANT TO RULE
(File No. 70-10087)                          24 UNDER THE PUBLIC UTILITY
                                             HOLDING COMPANY ACT OF 1935


This Certificate of Notification is filed by SCANA, a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA's Form U-1 Application, as amended (the Application), and authorized by the order (the Order) of the Securities and Exchange Commission (the Commission) dated February 12, 2003, in the above-referenced file. The Order directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period October 1, 2004 through December 31, 2004. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1. SCANA Common Stock sold during the quarter:

         None

2. SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

         No options to purchase shares of SCANA common stock were exercised pursuant to the SCANA Corporation Long-Term Equity Compensation Plan, 142,613 shares of SCANA common stock were issued pursuant to the SCANA Investor Plus Plan, and 317,093 shares of SCANA common stock were issued pursuant to employee benefit plans.

3. SCANA Common Stock transferred to a seller of securities of a company being acquired:

                           None

4. SCANA guarantees issued during the quarter:

         The guarantees below remain in effect until the earlier of contract fulfillment or termination by SCANA. With respect to transactions originating prior to the date of termination, the guarantee remains in effect until the underlying obligations are satisfied. The guarantees are issued in order to facilitate the energy purchasing activities of SCANA and its subsidiaries.

         SCANA issued a guarantee to AEP Energy Services, Inc. for SCANA Energy Marketing, Inc. (SEMI) in the amount of $2.5 million.

         SCANA issued a guarantee to AEP Energy Services, Inc. for South Carolina Pipeline Corporation (SCPC) in the amount of $2.0 million.

         SCANA issued a guarantee to Devon Gas Services, L.P. for SEMI in the amount of $4.0 million.

         SCANA issued a guarantee to Duke Energy Marketing America, LLC for SCPC in the amount of $11.0 million.

         SCANA increased the guarantee amount on a previous guarantee issued to Louis Dreyfus Energy Services, L.P. for SEMI from $5.0 million to $15.0 million.

         SCANA increased the guarantee amount on a previous guarantee issued to Louis Dreyfus Energy Services, L.P. for SEMI from $15.0 million to $24.0 million.

         SCANA issued a guarantee to NJR Energy Services Company for SEMI in the amount of $2.0 million.

         SCANA issued a guarantee to Peoples Gas System for SEMI in the amount of $4.0 million.

         SCANA issued a guarantee to Tampa Electric Company for SEMI in the amount of $4.0 million.

         SCANA issued a guarantee to WPS Energy Services, Inc. for SEMI in the amount of $1.0 million.

         SCANA renewed its existing $5.0 million letter of credit to Primesouth, Inc. (PSI) to support Primesouth's ability to bid on contracts. This renewed letter of credit expires on December 31, 2006.

         SCANA replaced an existing guarantee to Atlanta Gas Light Company for SEMI in the amount of $48.2 million.

         SCANA issued a guarantee to Deutsche Bank AG for SEMI in the amount of $30.0 million.

         In aggregate, the exposure in regards to guarantees issued and outstanding by SCANA does not exceed $600 million as authorized in the Order.

5. The amount and terms of any financings consummated by any utility or Intermediate Subsidiary, including short-term debt by SCANA and the issuance of any other securities during the quarter:

         A. Utility Subsidiary short-term debt issuances:

                See Exhibit C-2 for Utility Money Pool activity.

              South Carolina Electric & Gas Company:

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $3.1 million to $43.9 million, at interest rates ranging from 1.85% to 2.40%.

              The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any one time during the period was $179.5 million.

              Public Service Company of North Carolina, Incorporated:

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $1.0 million to $11.5 million, at interest rates ranging from 1.87% to 2.51%.

              The maximum amount of short-term indebtedness of Public Service Company of North Carolina, Incorporated outstanding at any one time during the period was $57.8 million.

              South Carolina Generating Company, Incorporated.:

              None

B. Public Service Company of North Carolina, Incorporated long-term debt issuances not exempt under Rule 52:

              None

         C. South Carolina Generating Company, Inc. long-term debt issuances not exempt under Rule 52:

              None

         D. SCANA debt issuances:

              Short-term debt in the form of bank loans issued through Wachovia Bank, NA in the amount of $40.0 million at an interest rate of 3.07%.

              The maximum amount of short-term indebtedness of SCANA at any one time during the period was $40.0 million.

         E. Debt issuances by Intermediate Subsidiaries:

              None

6. Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter:

         None

7. Nonutility subsidiary financings consummated during the quarter that are not exempt under Rule 52:

         None

8. Hedge Instruments or Anticipatory Hedges entered into during the quarter:

         South Carolina Electric & Gas Company entered into a Treasury Rate Lock agreement with Bank of America, N.A. in the amount of $100.0 million at a locked in U. S. Treasury yield rate of 4.85%.

9. Investments in Intermediate or Financing Subsidiaries during the quarter:

         None

10. Forms U-6B-2 filed with the Commission during the quarter:

         SCANA Corporation Form U-6B-2 filed November 22, 2004

11. Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter:

         SCANA Consolidated Balance Sheet (Exhibit A-1).

         South Carolina Electric & Gas Company Balance Sheet (Exhibit A-2).

         Public Service Company of North Carolina, Incorporated Balance Sheet (Exhibit A-3).

12. Capital Structures of SCANA and each Utility Subsidiary:

         See Exhibit Index

13. Maximum borrowings from and loans to the Utility Money Pool and the Nonutility Money Pool and the interest rate applied during the quarter:

         See Exhibit Index

14. Dividends paid by Nonutility subsidiaries out of capital or unearned surplus:

         None

15. Development or Administrative activities conducted by SCANA and its subsidiaries during the quarter:

         None

16. Internal reorganization of subsidiaries during the quarter:

         None

17. Information related to the allocation of the holding Company's Federal income tax liability:

         None

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                            SCANA Corporation
                                                   Registrant





                                    by:     s/James E. Swan, IV
                                            ----------------------------------

                                            James E. Swan, IV
                                            ----------------------------------
                                                          (Name)

                                                   Controller
                                                    (Title)


Dated:  February 24, 2005

                                    EXHIBITS


A-1 Balance Sheet for SCANA Corporation as of December 31, 2004 (Filed herewith)

A-2 Balance Sheet for South Carolina Electric & Gas Company as of December 31, 2004 (Filed herewith)

A-3 Balance Sheet for Public Service Company of North Carolina, Incorporated as of December 31, 2004 (Filed herewith)

B Capital Structures of SCANA and each Utility Subsidiary (Filed herewith)

C-1      Nonutility Money Pool Activity for the quarter ended December 31, 2004

C-2      Utility Money Pool Activity for the quarter ended December 31, 2004

                                                             Exhibit A-1

                                SCANA CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

 ------------------------------------------------------------------------------
 December 31,  (Millions of dollars)                                 2004
 ------------------------------------------------------------------------------
 Assets
     Utility Plant In Service                                       $8,373
     Accumulated depreciation and amortization                       (2,315)
 ------------------------------------------------------------------------------
                                                                      6,058
     Construction work in progress                                      432
     Nuclear fuel, net of accumulated amortization                       42
     Acquisition adjustments, net of accumulated amortization           230
 ------------------------------------------------------------------------------
     Utility Plant, Net                                              6,762
 ------------------------------------------------------------------------------

 Nonutility Property and Investments:
     Nonutility property, net of accumulated depreciation of $50       104
     Assets held in trust, net-nuclear decommissioning                   49
     Investments                                                         63
 ------------------------------------------------------------------------------
     Nonutility Property and Investments, Net                          216
 ------------------------------------------------------------------------------

 Current Assets:
     Cash and cash equivalents                                          120
     Receivables, net of allowance for uncollectible
        accounts of $16                                                 687
     Receivables - affiliated companies                                  19
     Inventories (at average cost):
         Fuel                                                           191
         Materials and supplies                                          70
         Emission allowances                                               9
     Prepayments                                                         49
     Other                                                                4
 ------------------------------------------------------------------------------
     Total Current Assets                                            1,149
 ------------------------------------------------------------------------------

 Deferred Debits:
     Environmental                                                       18
     Pension asset, net                                                285
     Other regulatory assets                                           402
     Other                                                             164
 ------------------------------------------------------------------------------
     Total Deferred Debits                                              869
 ------------------------------------------------------------------------------
             Total                                                  $8,996
 ==============================================================================

 ------------------------------------------------------------------------------
 December 31,  (Millions of dollars)                                2004
 ------------------------------------------------------------------------------
 Capitalization and Liabilities
 Shareholders' Investment:
     Common equity                                                 $2,451
     Preferred stock (Not subject to purchase or sinking funds)        106
 ------------------------------------------------------------------------------
         Total Shareholders' Investment                             2,557
 Preferred Stock, net (Subject to purchase or sinking funds)              9
 Long-Term Debt, net                                                3,186
 ------------------------------------------------------------------------------
     Total Capitalization                                           5,752
 ------------------------------------------------------------------------------

 Current Liabilities:
     Short-term borrowings                                             211
     Current portion of long-term debt                                 204
     Accounts payable                                                  381
     Accounts payable - affiliated companies                            18
     Customer deposits                                                  50
     Taxes accrued                                                     132
     Interest accrued                                                    51
     Dividends declared                                                 43
     Other                                                             100
 ------------------------------------------------------------------------------
     Total Current Liabilities                                       1,190
 ------------------------------------------------------------------------------

 Deferred Credits:
     Deferred income taxes, net                                        879
     Deferred investment tax credits                                    121
     Asset retirement obligation - nuclear plant                       124
     Other asset retirement obligations                                450
     Postretirement benefits                                           142
     Other regulatory liabilities                                       199
     Other                                                             139
 ------------------------------------------------------------------------------
     Total Deferred Credits                                          2,054
 ------------------------------------------------------------------------------

 Commitments and Contingencies                                             -
 ------------------------------------------------------------------------------

            Total                                                  $8,996
 ==============================================================================

                                                                   Exhibit A-2

                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)


 ------------------------------------------------------------------------------
 December 31, (Millions of dollars)                                   2004
 ------------------------------------------------------------------------------
 Assets
 Utility Plant In Service:                                           $7,096
 Accumulated depreciation and amortization                            (1,934)
 ------------------------------------------------------------------------------
                                                                       5,162
 Construction work in progress                                           417
 Nuclear fuel, net of accumulated amortization                             42
 ------------------------------------------------------------------------------
 Utility Plant, Net                                                    5,621
 ------------------------------------------------------------------------------

 Nonutility Property and Investments:
    Nonutility property, net of accumulated depreciation                   27
    Assets held in trust, net - nuclear decommissioning                    49
    Other investments                                                       6
 ------------------------------------------------------------------------------
 ------------------------------------------------------------------------------
    Nonutility Property and Investments, Net                               82

 Current Assets:
     Cash and cash equivalents                                            20
     Receivables, net of allowance for uncollectible accounts of $1      267
     Receivables - affiliated companies                                    19
     Inventories (at average cost):
         Fuel                                                              35
         Materials and supplies                                           64
         Emission allowances                                                9
     Prepayments                                                          30
 ------------------------------------------------------------------------------
         Total Current Assets                                            444
 ------------------------------------------------------------------------------

 Deferred Debits:
     Environmental                                                         11
     Pension asset, net                                                  285
     Due from affiliates - pension and postretirement benefits             23
     Other regulatory assets                                             376
     Other                                                               138
 ------------------------------------------------------------------------------
         Total Deferred Debits                                           833
 ------------------------------------------------------------------------------
             Total                                                   $6,980
 ==============================================================================

------------------------------------------------------------------------------
December 31, (Millions of dollars)                               2004
------------------------------------------------------------------------------
Capitalization and Liabilities
Shareholders' Investment:
    Common equity                                               $2,164
    Preferred stock (Not subject to purchase or sinking funds)      106
------------------------------------------------------------------------------
        Total Shareholders' Investment                            2,270
Preferred Stock, net (Subject to purchase or sinking funds)            9
Long-Term Debt, net                                               1,981
------------------------------------------------------------------------------
    Total Capitalization                                          4,260
------------------------------------------------------------------------------

Minority Interest                                                     81

Current Liabilities:
    Short-term borrowings                                           153
    Current portion of long-term debt                               198
    Accounts payable                                                106
    Accounts payable - affiliated companies                         113
    Customer deposits                                                26
    Taxes accrued                                                   152
    Interest accrued                                                 35
    Dividends declared                                               38
    Other                                                            50
------------------------------------------------------------------------------
    Total Current Liabilities                                       871
------------------------------------------------------------------------------

Deferred Credits:
    Deferred income taxes, net                                      744
    Deferred investment tax credits                                 119
    Asset retirement obligation -  nuclear plant                    124
    Other asset retirement obligations                              363
    Due to affiliates - pension and postretirement benefits          14
    Postretirement benefits                                         142
    Other regulatory liabilities                                    188
    Other                                                             74
------------------------------------------------------------------------------
    Total Deferred Credits                                      $1,768
------------------------------------------------------------------------------

Commitments and Contingencies                                          -
------------------------------------------------------------------------------

           Total                                                $6,980
==============================================================================

                                                                 Exhibit A-3

             PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

-------------------------------------------------------------------------------
December  31, (Millions of dollars)                                  2004
-------------------------------------------------------------------------------

Assets

Gas Utility Plant                                                    $947
   Accumulated depreciation                                           (262)
   Acquisition adjustment, net of accumulated amortization             210
-------------------------------------------------------------------------------
     Gas Utility Plant, Net                                            895
-------------------------------------------------------------------------------

Nonutility Property and Investments, Net                               27
-------------------------------------------------------------------------------

Current Assets:
   Cash and cash equivalents                                             1
   Restricted cash and temporary investments                             8
   Receivables, net of allowance for uncollectible accounts of $2     128
   Receivables - affiliated companies                                    7
   Inventories (at average cost):
      Stored gas                                                       70
      Materials and supplies                                             5
   Prepayments                                                           2
   Deferred income taxes, net                                            4
   Other                                                                 1
-------------------------------------------------------------------------------
     Total Current Assets                                              226
-------------------------------------------------------------------------------

Deferred Debits:
   Due from affiliate-pension asset                                      12
   Regulatory assets                                                     27
   Other                                                                  4
--------------------------------------------------------------------
                                                                    -----------
     Total Deferred Debits                                               43
--------------------------------------------------------------------
                                                                    -----------
        Total                                                       $1,191
===============================================================================
====================================================================

Capitalization and Liabilities
Capitalization:
   Common equity                                                     $513
   Long-term debt, net                                                 274
                                                                    -----------
-------------------------------------------------------------------------------
     Total Capitalization                                              787
-------------------------------------------------------------------------------
                                                                    -----------

Current Liabilities:
   Short-term borrowings                                               58
   Current portion of long-term debt                                     3
   Accounts payable                                                    66
   Accounts payable - affiliated companies                               8
   Customer deposits                                                     8
   Taxes accrued                                                         4
   Interest accrued                                                      6
   Distributions/dividends declared                                      4
   Other                                                                17
-------------------------------------------------------------------------------
                                                                    -----------
     Total Current Liabilities                                         174
-------------------------------------------------------------------------------
                                                                    -----------

Deferred Credits:
   Deferred income taxes, net                                          105
   Deferred investment tax credits                                        1
   Due to affiliate-postretirement benefits                             19
   Other regulatory liabilities                                         10
   Asset retirement obligations                                         84
   Other                                                                11
-------------------------------------------------------------------------------
     Total Deferred Credits                                            230
-------------------------------------------------------------------------------

Commitments and Contingencies                                             -
-------------------------------------------------------------------------------

        Total                                                       $1,191
===============================================================================





                                                                     Exhibit B
                               SCANA Corporation
                        Consolidated Capital Structure
                               December 31, 2004
                             (Dollars in Millions)

                                                              % of Total
                                              Actual        Capitalization

 Common equity                            $     2,451                   39.7%

 Preferred stock                          $        115                   1.9%

 Debt (long and short-term)               $     3,601                   58.4%

                                         -------------------------------------
 Total                                    $     6,167                  100.0%
                                         =====================================


                     South Carolina Electric & Gas Company
                        Consolidated Capital Structure
                               December 31, 2004
                             (Dollars in Millions)

                                                           % of Total
                                               Actual      Capitalization

 Common equity                             $     2,164                   46.9%

 Preferred stock                           $        115                   2.5%

 Debt (long and short-term)                $     2,332                   50.6%

                                           --------------- --------------------
                                           --------------- --------------------
 Total                                     $     4,611                  100.0%
                                           =============== ====================


             Public Service Company of North Carolina, Incorporated
                         Consolidated Capital Structure
                               December 31, 2004
                             (Dollars in Millions)

                                                              % of Total
                                              Actual        Capitalization

  Common equity                           $        513                  60.5%

  Debt (long and short-term)              $        335                  39.5%

                                         -------------------------------------
  Total                                   $        848                 100.0%
                                         =====================================

               South Carolina Generating Company, Incorporated
                              Capital Structure
                              December 31, 2004
                            (Dollars in Millions)

                                                             % of Total
                                             Actual        Capitalization

 Common equity                           $          80                 32.5%

 Debt (long and short-term)              $        166                  67.5%

                                        -------------------------------------
 Total                                   $        246                 100.0%
                                        =====================================


                                                                                                             Exhibit C-1


                                                 Nonutility Money Pool Activity
                     For the quarter ended December 31, 2004

                                            Aggregate               Aggregate              Aggregate           Aggregate
                                           Borrowings                Receipts            Contributions        Withdrawals
      Company Receiving Advances     During the Period (1) (2)   During the Period    During the Period (2) During the Period
----------------------------------------- -------------------------- --------------------- ------------------- -------------------

ServiceCare, Inc.                                 -                       -                1,600,000           2,100,000
South Carolina Pipeline Corporation        31,100,000              34,400,000             68,800,000          68,800,000
SCANA Energy Marketing, Inc.              206,389,000              148,468,000            90,598,500          90,918,500
SCANA Services, Inc.                      145,000,000              122,927,300                -                   -
SCANA Communications, Inc.                        -                      -                 66,912,000             -
SCG Pipeline, Inc.                                -                      -                     500,000         1,000,000

(1)  Due on demand
(2) Interest rate at end of quarter: 4.8486%



                                                                                                               Exhibit C-2


                                                   Utility Money Pool Activity
                     For the quarter ended December 31, 2004

                                                   Aggregate               Aggregate            Aggregate           Aggregate
                                                   Borrowings               Receipts          Contributions        Withdrawals
            Company Receiving Advances     During the Period (1) (2)   During the Period  During the Period (2) During the Period
-----------------------------------------------------------------------------------------------------------------------------------

South Carolina Generating Company, Inc.            2,000,000                   -                    -               4,600,000

(1)  Due on demand
(2) Interest rate at end of quarter: 4.8486%

